THE CAVALIER GROUP

January 18, 2006

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re: The Cavalier Group
Registration Statement on Form SB-2 Filed on January 18, 2006
File Number 333-127016

Further to the telephone conversation of January 13, 2006 between Ms. B. Lippmann of the S.E.C. and Mr. B. McDonald, Cavalier’s filing agent, we wish to advise that we have updated our financial statements and relevant financial data from August 31, 2005 to November 30, 2005. There are no other changes to the filing. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

Financial Information

1.	We have amended the financial statements to bring them within the timeline required by Regulation S-B and have updated all financial information and related matters to November 30, 2005.

Yours truly,

THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: cavaliergroup@gmail.com